Exhibit 99.2

2012 Fourth Quarter and Fiscal Year Results Presentation February 26, 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for continued growth in 2013 , the ability of World of Xianxia to become the Company’s next flagship game ; the ability of Genesis of the Empire and The Sky to become the Company’s major growth drivers in 2013 ; the ability of the Company to implement its strategy in connection with webgames and mobile games, such as the expected commercial launches of Genesis of the Empire and The Sky ; the ability of the Company to apply its game design experience in the development of mobile games ; the ability of the Company to allocate sufficient resources and build a best - in - class mobile game development team ; the ability of the Company to seek merger, acquisition and partnership opportunities for maximizing its mobile game offerings or further expand into overseas markets ; the ability of the Company to continue to pay dividends based on future cash flows ; the timetable for testing and release of new games and expansion packs in the Company’s game pipeline, and the Company’s expectation that total revenue in the first quarter 2013 will be approximately the same as total revenue in the fourth quarter 2012 . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online Franchise , which currently account for the majority of our historical net revenues, failure of our webgames , MMO pipeline games, first FPS game or other diversification or distribution efforts to grow as successful as expected, failure of World of Xianxia to become the Company’s latest flagship game, inability of World of Xianxia , Genesis of the Empire , and The Sky to become drivers for revenue growth, the Company’s total revenue in the first quarter 2013 not at least matching the Company’s total revenue in fourth quarter 2012 , our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2011 , as filed with the Securities and Exchange Commission on April 23 , 2012 and in our amended annual report on Form 20 - F/A for fiscal year 2011 , as filed with the Securities and Exchange Commission on September 26 , 2012 ; both of which are available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report for fiscal year 2011 . Our actual results of operations for the fourth quarter of and full year 2012 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release . Currency Convenience Translation This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 2301 , which was the noon buying rate as of December 31 , 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 3 © 2013 Giant Interactive Group, Inc. All Rights Reserved Giant Interactive Group A Leading Online Game Developer & Operator

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$1.5 Billion February 25, 2013 Fully Diluted Shares: Approximately 244 Million About Giant: Headquarters: Shanghai, China Employees: Approximately 2,000; over 1,000 developers Investor Information: www.ga - me.com

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 5 © 2013 Giant Interactive Group, Inc. All Rights Reserved Key Operational and Financial Highlights

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 6 Q4 and FY2012 Operational Highlights ● Top line continues to achieve growth − Q4 up 5.2% Q - o - Q, 15.5% Y - o - Y, recorded sequential growth for 12 consecutive quarters − FY2012 up 20% Y - o - Y ● ZT 2 Online continues to gain traction − 2 nd Part of expansion pack launched in October − Launched Micro - client version in September, continues to attract new players and contributing incremental revenue ● Steady performance from other titles − Elsword ran online promotional activities to celebrate first anniversary of commercial launch − Allods Online to release new expansion pack in Q1 2013 ● Board of Directors declares regular cash dividend of US$0.42 for FY2012 − Payable to shareholders of record at the close of trading on May 20 − New semi - annual dividends to begin later in 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 7 2013: the Defining Year for Game Portfolio Diversification Strategy MMO Webgames Mobile Games Catalysts for 2013 MMO – World of Xianxia • Completed various testings with positive results • Official closed beta testing in Q2 2013 with large - scale marketing campaign Webgames • Both Genesis of the Empires and The Sky set for commercial launch in 1H 2013 Form Internal Mobile Team • Leverage our industry - leading game design to develop high - quality mobile games in 2013 • Also seek M&A and partnership opportunities

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 8 Key Quarterly Operating Metrics 586 654 661 667 681 685 694 702 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Average Concurrent Users (ACU) Users in Thousands Active Paying Accounts (APA) Accounts in Thousands 1,779 1,994 2,087 2,167 2,184 2,216 2,241 2,300 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Average Revenue per User (ARPU) RMB 216 212 217 221 228 233 238 238 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Peak Concurrent Users (PCU) Users in Thousands 1,916 2,122 2,297 2,339 2,288 2,307 2,328 2,370 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 9 61.6 67.5 71.8 78.6 80.8 83.1 86.4 91.8 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Solid Profitability 84.4% 85.5% 86.2% 86.3% 86.7% 87.3% 86.2% 86.3% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Gross Profit Margin Margin of Net Income Attributable to Company’s Shareholders Net Revenue US Dollars in millions 40.0 1.6 56.6 39.2 46.4 48.4 49.6 13.3 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Net Income Attributable to Company’s Shareholders US Dollars in millions 65.0% 2.3% 78.9% 49.8% 57.4% 58.2% 57.4% 14.5% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 • 2Q11 Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 4Q12 Net Income Attributable to the Company’s Shareholders was down due to impairment charge in 51.com • 2Q11 Margin of Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 4Q12 Margin of Net Income Attributable to the Company’s Shareholders was down due to impairment charge in 51.com

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 10 Q4 2012 Key Financial Highlights (In millions, except EPS data) Q4 2012 US$ Q4 2012 RMB Q3 20 12 RMB Q - o - Q % Q4 20 11 RMB Y - o - Y % Margins Total Net Revenue 91.8 571.7 543.2 5.2% 494.8 15.5% Cost of Services 12.6 78.5 75.1 4.5% 67.7 15.9% Gross Profit 79.2 493.2 468.1 5.4% 427.1 15.5% 86.3% Operating Expenses 25.6 159.2 141.7 12.3% 134.1 18.7% Income from Operations 53.6 334.0 326.4 2.3% 293.0 14.0% 58.4% Net Income Attributable to the Company’s Shareholders 13.3 82.7 311.7 - 73.5% 246.4 - 66.4% 14.5% Basic EPS (RMB) 0.35 1.32 - 73.5% 1.05 - 66.7% Diluted EPS (RMB) 0.34 1.28 - 73.4% 1.05 - 67.6% Q3 20 12 US$ Q - o - Q % Q4 20 11 US$ Y - o - Y % GAAP Basic EPS (US$) 0.06 0.21 - 71.4% 0.17 - 64.7% GAAP Diluted EPS (US$) 0.05 0.20 - 75.0% 0.17 - 70.6% Non - GAAP Basic EPS (US$) 0.24 0.23 4.3% 0.17 41.2% Non - GAAP Diluted EPS (US$) 0.23 0.22 4.5% 0.17 35.3%

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 11 FY2012 Key Financial Highlights (In millions, except EPS data) FY2012 US$ FY2012 RMB FY2011 RMB Y - o - Y % Margins Total Net Revenue 345.4 2,151.9 1,792.2 20.1% Cost of Services 46.3 288.4 257.2 12.1% Gross Profit 299.1 1,863.5 1,535.0 21.4% 86.6% Operating Expenses 89.6 558.3 456.2 22.4% Income from Operations 209.5 1,305.2 1,078.8 21.0% 60.7% Net Income Attributable to the Company’s Shareholders 159.5 993.7 880.0 12.9% 46.2% Basic EPS (RMB) 4.20 3.79 10.8% Diluted EPS (RMB) 4.13 3.79 9.0% FY2012 US$ FY2012 RMB FY20 11 US$ Y - o - Y % Basic EPS (US$) 0.67 0.60 11.7% Diluted EPS (US$) 0.66 0.60 10.0%

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 12 Strong Balance Sheet (In millions) Dec 31, 2012 US$ Dec 31, 2012 RMB Sep 30 , 20 12 RMB Dec 3 1 , 20 11 RMB Cash, Cash Equivalents & Short - Term Investments 430.6 2,682.4 2,337.7 1,870.1 Current Assets 497.0 3,096.5 2,710.5 2,179.2 Total Assets 690.0 4,298.6 4,099.7 3,551.2 Current Liabilities 164.8 1,026.7 957.0 1,014.9 Total Liabilities 170.0 1,059.0 982.3 1,029.8 Giant Interactive Group Inc.’s Equity 512.7 3,194.1 3,063.7 2,495.6 Non - controlling Interest 7.3 45.5 53.8 25.8 Total Liability and Equity 690.0 4,298.6 4,099.7 3,551.2

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 13 © 2013 Giant Interactive Group, Inc. All Rights Reserved Operational Updates

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 14 Flagship Game Segmentation Strategy Games Game History and Initiatives ZT Online ● Launched in January 2006 ● Self - developed Free - To - Play 2D MMORPG ● Held PK tournaments, updated gameplay and introduced new PK system to celebrate title’s 8th anniversary in 4Q12 ZT Online Classic ● Open beta testing launched at end of 3Q08 ● Retro ZT Online features designed to target players who prefer the 2006 version of ZT Online ● Released new gameplays, skills and maps optimization in 4Q12 ZT Online Green ● Open beta testing launched at end of 1Q10 ● Revised in - game economy benefiting lower - spending and non - paying players to further diversify our user base ● Held large - scale PK tournament and introduced several new functions in 4Q12 ZT Online 2 ● Brand new Free - To - Play 2D MMORPG ● 3 rd generation in - game economy providing a fairer system to more gamers ● Open beta testing launched in September 2011 ● Launched second part of new expansion pack in 4Q12 ● Launched large annual PK tournament throughout Chinese New Year holiday till March 2013 ● To add new maps, functions and other gameplays by end of 1Q13 ● Micro - client version on Qihoo 360 continues attracting new players and contributing incremental revenue

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 15 Other Product Portfolio & Pipeline Existing Games Game History and Initiatives Elsword • Licensed 3D side - scrolling, action casual game developed by KOG Co., LTD of South Korea • Closed beta testing in November 2011 and open beta testing in December 2011 • Ran various online promotional activities and added new professions to commemorate first anniversary of commercial launch in 4Q12 Allods Online • Licensed 3D free - to - play fantasy & sci - fi MMORPG developed by Mail.Ru Games of Russia • Launched closed beta testing in 3Q12 • To release first expansion pack in 1Q13 Upcoming Games Game History and Initiatives World of XianXia • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Began unlimited closed beta testing in November 2012 • To begin official closed beta testing with large scale marketing in April 2013 Webgames • Genesis of the Empire , an ARPG based on the Three Kingdoms era, set for commercial launch in 1H13 • The Sky , an ARPG based on the core gameplays and features of the ZT Online franchise, set for commercial launch in 1H13 Glorious Mission • Online FPS game using the Unreal 3 engine and supported by the Chinese military • Released upgraded single - player campaign version in 3Q12 • Online version under development and targeting engineering testing in 1H13

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 16 © 2013 Giant Interactive Group, Inc. All Rights Reserved Business Outlook

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 17 Diversify Game Development Pipeline with New Genres and Webgames as a Strategic Priority to Grow Player Base Leverage the Continued Growth Domestically and Expand Beyond China with Webgames and Mobile Games as Conduit to Additional Overseas Markets Expansion Pursue Opportunities for Investments and Strategic Collaborations with Third - Parties to Expand User Base and Enhance Development Capabilities 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 18 For the first quarter 2013, the Company expects revenue growth to be nearly flat due to Chinese New Year holiday and due to lack of new game launches in the first quarter Near - Term Expectation

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NYSE: GA Thank You www.ga - me.com

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